# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sealy Industrial Partners IV, LP, CIK 0001929017
CUSIP: 000000000
Title of class of securities: Class I Units of Limited Partnership Interest
Address of issuer's principal executive offices: 333 TEXAS STREET, SHREVEPORT, Louisiana (LA), 71101
Date of event which requires filing of this statement: 11/04/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001929017-25-000017
Filed by CIK 0002079333

## Reporting persons
- Vellodi Dilip R: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Sealy Industrial Partners IV, LP
Address of issuer's principal executive offices: 333 TEXAS STREET, SHREVEPORT, LOUISIANA, 71101

## Item 2. Person Filing
Name of person filing: Vellodi Dilip R
Address of principal business office or, if none, residence:
C/O Sealy & Company, LLC
333 Texas Street, Suite 1050
Shreveport, LA 71101
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Vellodi Dilip R: Ying Xiao, Director of SEC Reporting, under a POA from Dilip Vellodi (11/06/2025)